Mail Stop 3561

                    June 23, 2006

Mr. Glenn C. Lockwood
Senior Vice President and Chief Financial Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, New Jersey 07719

   RE: New Jersey Resources Corporation
     Form 10-K for Fiscal Year Ended September 30, 2005
     Filed November 29, 2005
Forms 10-Q for Fiscal Quarters Ended December 31, 2005 and March
31,
2006
     File No. 1-14173

Dear Mr. Lockwood:

We have completed our review of your Form 10-K and related filings
and have no further comments at this time.

          Sincerely,

          George F. Ohsiek, Jr.
          Branch Chief